================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

       QUARTERLY REPORT FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2003

                         Commission File Number 0-20281

                            CREATIVE TECHNOLOGY LTD.
             (Exact name of Registrant as specified in its charter)

                                    SINGAPORE
                (Jurisdiction of incorporation or organization)

                         31 INTERNATIONAL BUSINESS PARK
                                CREATIVE RESOURCE
                                SINGAPORE 609921
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.


            Form 20-F  X                       Form 40-F
                     ------                              ------


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                                   No   X
                     -------                              ------


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

================================================================================

                                TABLE OF CONTENTS


PART I - FINANCIAL INFORMATION

ITEM 1          Financial Statements

                Consolidated Balance Sheets as of March 31, 2003 and June 30, 2002                                  3

                Consolidated Statements of Operations for the Three Months and Nine Months                          4
                  ended March 31, 2003 and 2002

                Consolidated Statements of Cash Flows for the Nine Months                                           5
                  ended March 31, 2003 and 2002

                Notes to Consolidated Financial Statements                                                          6

ITEM 2          Management's Discussion and Analysis of Financial Condition and Results
                  of Operations

                Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995                  12

                Selected Consolidated Financial Data                                                               13

                Results of Operations                                                                              15

                Liquidity and Capital Resources                                                                    17

                Contractual Obligations and Commercial Commitments                                                 17

                Effects of Recent Accounting Pronouncements                                                        18

ITEM 3          Quantitative and Qualitative Disclosures about Market Risk                                         18

SIGNATURE                                                                                                          19


PART I - FINANCIAL INFORMATION
ITEM 1 FINANCIAL STATEMENTS

                            CREATIVE TECHNOLOGY LTD.
                           CONSOLIDATED BALANCE SHEETS
                       (IN US$'000, EXCEPT PER SHARE DATA)


                                                     MARCH 31, 2003          JUNE 30, 2002
                                                     --------------          -------------
                                                       (Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                $201,867               $166,917
Marketable equity securities                                  725                  1,388
Accounts receivable, net                                   63,454                 85,193
Inventory                                                 100,061                108,549
Other assets and prepaids                                  13,039                 17,773
                                                         --------               --------
TOTAL CURRENT ASSETS                                      379,146                379,820

Property and equipment, net                               106,976                104,748
Investments                                                41,188                 66,688
Other non-current assets                                  109,193                115,122
                                                         --------               --------
TOTAL ASSETS                                             $636,503               $666,378
                                                         ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                         $ 52,027               $ 64,809
Accrued liabilities                                        83,386                 77,831
Income taxes payable                                       35,749                 43,794
Current portion of long term obligations and others         6,169                 27,441
                                                         --------               --------
TOTAL CURRENT LIABILITIES                                 177,331                213,875
                                                         --------               --------
Long term obligations                                      42,959                 16,782
                                                         --------               --------
Minority interest in subsidiaries                           3,442                 11,769
                                                         --------               --------

SHAREHOLDERS' EQUITY:
Ordinary shares ('000); S$0.25 par value;
  Authorized: 200,000 shares
  Outstanding: 79,448 and 78,866 shares                     7,675                  7,592
Additional paid-in capital                                313,345                311,445
Unrealized holding gains on quoted investments              4,679                 20,636
Deferred share compensation                                (4,970)                (8,836)
Retained earnings                                          92,042                 93,115
                                                         --------               --------
TOTAL SHAREHOLDERS' EQUITY                                412,771                423,952
                                                         --------               --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $636,503               $666,378
                                                         ========               ========


       The accompanying notes are an integral part of these consolidated financial statements.

                            CREATIVE TECHNOLOGY LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In US$' 000, except per share data)
                                   (Unaudited)


                                                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                                  MARCH 31,                  MARCH 31,
                                                                            ---------------------     ---------------------
                                                                              2003         2002         2003         2002
                                                                            --------     --------     --------     --------
Sales, net                                                                  $160,617     $193,385     $552,180     $623,333

Cost of goods sold                                                           104,365      129,209      356,164      421,091
                                                                            --------     --------     --------     --------
GROSS PROFIT                                                                  56,252       64,176      196,016      202,242
                                                                            --------     --------     --------     --------
Operating expenses:

  Selling, general and administrative                                         37,379       38,737      128,573      127,307

  Research and development                                                    14,646        8,412       43,192       27,500
                                                                            --------     --------     --------     --------
TOTAL OPERATING EXPENSES                                                      52,025       47,149      171,765      154,807
                                                                            --------     --------     --------     --------
OPERATING INCOME                                                               4,227       17,027       24,251       47,435

Gain (loss) from investments, net                                                 85          128       (6,059)     (15,569)

Interest income and other, net                                                   886          151        2,892        2,866
                                                                            --------     --------     --------     --------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                               5,198       17,306       21,084       34,732

Provision for income taxes                                                      (423)      (1,703)      (2,425)      (4,686)

Minority interest in loss (income)                                                73         (423)          91       (1,407)
                                                                            --------     --------     --------     --------
NET INCOME                                                                  $  4,848     $ 15,180     $ 18,750     $ 28,639
                                                                            ========     ========     ========     ========

Basic earnings per share:                                                   $   0.06     $   0.21     $   0.24     $   0.39

Weighted average ordinary shares outstanding ('000)                           79,377       72,134       79,093       72,784

Diluted earnings per share:                                                 $   0.06     $   0.20     $   0.23     $   0.38

Weighted average ordinary shares and equivalents outstanding ('000)           80,557       76,323       80,833       74,704

        The accompanying notes are an integral part of these consolidated financial statements.

                            CREATIVE TECHNOLOGY LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN US$'000)
                                   (UNAUDITED)

                                                             NINE MONTHS ENDED MARCH 31,
                                                             ---------------------------
                                                                 2003           2002
                                                             ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $ 18,750       $ 28,639
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                23,053         18,515
    Deferred stock compensation amortization                      3,070          1,859
    Minority interest in (loss) income                              (91)         1,407
    Equity share in loss of unconsolidated investments            1,661             89
    Write downs of investments and other non-current assets      11,599         20,030
    Gain from investments, net                                   (6,194)        (4,912)

  Changes in assets and liabilities, net:
    Accounts receivable                                          21,739         10,770
    Inventory                                                     8,488         39,256
    Marketable securities                                           663          1,195
    Other assets and prepaids                                     4,939            698
    Accounts payable                                            (12,782)        (2,006)
    Accrued and other liabilities                                 1,853        (20,950)
    Income taxes payable                                         (8,045)        (7,108)
                                                               --------       --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                  68,703         87,482
                                                               --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net                                     (11,065)        (6,552)
  Proceeds from sale of quoted investments                        9,153         13,293
  Purchase of investments                                        (5,265)       (23,649)
  Increase in other assets, net                                  (4,380)        (1,152)
                                                               --------       --------
      NET CASH USED IN INVESTING ACTIVITIES                     (11,557)       (18,060)
                                                               --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in minority shareholders' loan and equity balance     (6,690)           (66)
  Buyout of subsidiary's minority interest                       (3,992)       (10,000)
  Proceeds from exercise of ordinary share options                2,779          6,798
  Repurchase of ordinary shares                                      --        (18,013)
  Proceeds from/(Repayments of) long-term obligations, net        7,595         (2,707)
  Dividends paid                                                (19,823)       (18,024)
  Dividends paid to minority interest                            (2,065)            --
                                                               --------       --------
      NET CASH USED IN FINANCING ACTIVITIES                     (22,196)       (42,012)
                                                               --------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                        34,950         27,410
Cash and cash equivalents at beginning of fiscal year           166,917        168,157
                                                               --------       --------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                 $201,867       $195,567
                                                               ========       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                $    815       $    392
                                                               ========       ========
  Income taxes paid                                            $ 10,505       $ 11,793
                                                               ========       ========

        The accompanying notes are an integral part of these consolidate financial statements

                            CREATIVE TECHNOLOGY LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. ("Creative") have been prepared on a consistent basis with the June 30, 2002 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative's 2002 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and nine months period ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars ("US$" or "$") and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars ("S$").


NOTE 2 - OTHER NON-CURRENT ASSETS (IN US$'000)

                                           MARCH 31,    JUNE 30,
                                             2003         2002
                                           ---------    --------
Gross carrying value:
  Goodwill                                 $ 91,976     $ 91,976
  Other intangible assets                    33,682       33,682
                                           --------     --------
  Total gross carrying value                125,658      125,658

Accumulated amortization:
  Goodwill                                        -            -
  Other intangible assets                   (24,456)     (15,788)
                                           --------     --------
  Total accumulated amortization            (24,456)     (15,788)

Net goodwill and other intangible assets    101,202      109,870
Other non-current assets                      7,991        5,252
                                           --------     --------
                                           $109,193     $115,122
                                           ========     ========

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$'000):

                                                 MARCH 31,  JUNE 30,
                                                   2003       2002
                                                 --------   --------
Raw materials                                    $ 23,930   $ 33,826

Work in progress                                    4,703      5,658

Finished products                                  71,428     69,065
                                                 --------   --------
                                                 $100,061   $108,549
                                                 ========   ========

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative's products typically ranges between 1 to 3 years. The product warranty accrual reflects management's best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the nine months ended March 31, 2003 was as follows (in US$'000):


                                                                                         MARCH 31,
                                                                                           2003
                                                                                         ---------
Balance as of June 30, 2002                                                               $ 2,292

Accruals for warranties issued during the period                                            2,295

Accruals related to pre-existing warranties (include changes in estimates)                    116

Settlements made (in cash or in kind) during the period                                    (1,767)
                                                                                         ---------
BALANCE AS OF MARCH 31, 2003                                                              $ 2,936
                                                                                         =========

NOTE 5 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share", Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in '000):

                                                                  THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                      MARCH 31,                       MARCH 31,
                                                                ----------------------          ----------------------
                                                                 2003            2002            2003            2002
                                                                ------          ------          ------          ------
Weighted average ordinary shares outstanding                    79,377          72,134          79,093          72,784

Weighted average dilutive stock options outstanding              1,180           4,189           1,740           1,920
                                                                ------          ------          ------          ------
WEIGHTED AVERAGE ORDINARY SHARES AND EQUIVALENT OUTSTANDING     80,557          76,323          80,833          74,704
                                                                ======          ======          ======          ======


NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative's effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative's overall effective rate of tax is subject to changes based on the international source of income before tax. Creative's Pioneer Certificate expired in March 2000 and Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded this new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate of 22.0% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$'000):

                                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                   MARCH 31,                          MARCH 31,
                                                          -------------------------          --------------------------
                                                            2003              2002             2003              2002
                                                          -------           -------          --------           -------

Net income                                                $ 4,848           $15,180          $ 18,750           $28,639

Unrealized (loss) gain on quoted investments               (2,903)           25,695           (15,957)           19,589
                                                          -------           -------          --------           -------
TOTAL COMPREHENSIVE INCOME                                $ 1,945           $40,875          $  2,793           $48,228
                                                          =======           =======          ========           =======

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

                                                             NUMBER OF SHARES REPURCHASED         AVERAGE PRICE
                                                             ----------------------------         -------------
                                                                     (IN MILLIONS)
Year ended June 30, 1999                                                  10.0                         $14

Year ended June 30, 2000                                                   5.9                         $17

Year ended June 30, 2001                                                   7.7                         $12

Year ended June 30, 2002                                                   2.7                         $ 7

Quarter ended September 30, 2002                                           --                           --

Quarter ended December 31, 2002                                            --                           --

Quarter ended March 31, 2003                                               --                           --
                                                                          ----                         ---
TOTAL                                                                     26.3                         $13
                                                                          ====                         ===


At the Annual General Meeting ("AGM") held on November 20, 2002, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 7.9 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 9 - EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", and SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosures." Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of Creative's stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                               MARCH 31,                       MARCH 31,
                                                      ------------------------        -------------------------
                                                        2003            2002            2003              2002
                                                      -------          -------        -------           -------
Net income, as reported                               $ 4,848          $15,180        $18,750           $28,639

Less: Total stock-based employee compensation
      expense determine under fair value based
      method for all awards, net of related tax
      effects                                          (1,476)          (1,747)        (6,142)           (4,502)

Add:  Stock-based employee compensation expense
      included in reported net income, net of
      related tax effects                                 810              546          3,067             1,726
                                                      -------          -------        -------           -------
PRO FORMA NET INCOME                                    4,182           13,979         15,675            25,863
                                                      =======          =======        =======           =======
Earnings per share:
      Basic - as reported                                0.06             0.21           0.24              0.39
      Basic - pro forma                                  0.05             0.19           0.20              0.36

      Diluted - as reported                              0.06             0.20           0.23              0.38
      Diluted - pro forma                                0.05             0.19           0.20              0.35

The fair value of the stock option plan and the purchase rights under the Creative employee share purchase plan for the three and nine months period ended March 2003 and March 2002 were estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

                                           THREE MONTHS ENDED                                NINE MONTHS ENDED
                                               MARCH 31,                                         MARCH 31,
                                ----------------------------------------          -----------------------------------------
                                      2003                    2002                     2003                      2002
                                ----------------        ----------------          ----------------         ----------------
Volatility                             -                      60%                      45%                       60%

Risk-free interest rates
  Share purchase plan                  -                       -                        -                   2.18% to 5.16%
  Stock options                        -                 2.16% to 5.04%            1.65% to 4.64%           2.16% to 5.04%

Dividend yield                         -                      2.5%                      3.0%                     2.5%

Expected lives:
  Share purchase plan                  -                       -                         -                     6 months
  Stock options                        -                0.01 years after          0.01 years after         0.01 years after
                                                           vest date                  vest date                vest date

NOTE 10 - LEGAL PROCEEDINGS

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, MPEG Audio, Inc. (a declaratory relief action regarding a patent dispute), the Lemelson Foundation (an action that involves patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation), and representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative's packaging and advertising falsely represent the Audigy sound card's audio processing capabilities) and Extreme Audio Research (a patent infringement lawsuit). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative's ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative's ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative's control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns, such as the spread of Severe Acute Respiratory Syndrome, or SARS; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the continued deterioration of global equity markets; increased exposure to excess and obsolete inventory; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; accelerated declines in the average selling prices of Creative's products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative's investee companies; and the potential decrease in the trading volume and value of Creative's Ordinary Shares as a result of Creative's intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative's business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2002 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative's expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative's unaudited quarterly results for the eight quarters ended March 31, 2003, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative's products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management's opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative's business is seasonal in nature and the quarterly results may not be indicative of the results to be achieved for the complete year.


                                                   UNAUDITED DATA FOR QUARTERS ENDED (IN US$'000 EXCEPT PER SHARE DATA)
                                          ---------------------------------------------------------------------------------------
                                           MAR 31     DEC 31     SEP 30     JUN 30     MAR 31     DEC 31      SEP 30      JUN 30
                                            2003       2002       2002       2002       2002       2001        2001        2001
                                          --------   --------   --------   --------   --------   --------    --------    --------
Sales, net (1)                            $160,617   $230,940   $160,623   $182,572   $193,385   $249,506    $180,442    $233,315
Cost of goods sold                         104,365    149,169    102,630    122,291    129,209    167,353     124,529     170,211
                                          --------   --------   --------   --------   --------   --------    --------    --------
GROSS PROFIT                                56,252     81,771     57,993     60,281     64,176     82,153      55,913      63,104

Operating expenses:
Selling, general and administrative(1)      37,379     49,039     42,155     42,815     38,737     45,143      43,427      48,237
Research and development                    14,646     13,279     15,267     10,748      8,412      9,480       9,608      12,431
Other charges(2)                                --         --         --     26,080         --         --          --          --
                                          --------   --------   --------   --------   --------   --------    --------    --------
OPERATING INCOME (LOSS)                      4,227     19,453        571    (19,362)    17,027     27,530       2,878       2,436

Net gain (loss) from investments                85        172     (6,316)   (29,845)       128        728     (16,425)    (75,988)
Interest income and other, net                 886      1,199        807      2,289        151      1,291       1,424         183
                                          --------   --------   --------   --------   --------   --------    --------    --------
INCOME (LOSS) BEFORE INCOME
 TAXES AND MINORITY INTEREST                 5,198     20,824     (4,938)   (46,918)    17,306     29,549     (12,123)    (73,369)
Provision for income taxes                    (423)    (1,945)       (57)    (1,012)    (1,703)    (2,753)       (230)         --
Minority interest in (income) loss              73         --         18       (436)      (423)      (489)       (495)        (71)
                                          --------   --------   --------   --------   --------   --------    --------    --------
NET INCOME (LOSS)                         $  4,848   $ 18,879   $ (4,977)  $(48,366)  $ 15,180   $ 26,307    $(12,848)   $(73,440)
                                          ========   ========   ========   ========   ========   ========    ========    ========

Basic earnings (loss) per share           $   0.06   $   0.24   $  (0.06)  $  (0.65)  $   0.21   $   0.36    $  (0.17)   $  (0.94)
                                          ========   ========   ========   ========   ========   ========    ========    ========
Weighted average ordinary shares
outstanding ('000)                          79,377     79,026     78,877     74,375     72,134     72,366      73,854      78,084
                                          ========   ========   ========   ========   ========   ========    ========    ========

Diluted earnings (loss) per share         $   0.06   $   0.23   $  (0.06)  $  (0.65)  $   0.20   $   0.36    $  (0.17)   $  (0.94)
                                           ========   ========   ========   ========   ========   ========    ========    ========
Weighted average ordinary shares and
equivalents outstanding ('000)              80,557     80,699     78,877     74,375     76,323     73,664      73,854      78,084
                                          ========   ========   ========   ========   ========   ========    ========    ========


                                                         UNAUDITED DATA FOR QUARTERS ENDED (AS A PERCENTAGE OF SALES)
                                                 ----------------------------------------------------------------------------
                                                 MAR 31    DEC 31    SEP 30    JUN 30    MAR 31    DEC 31    SEP 30    JUN 30
                                                  2003      2002      2002      2002      2002      2001      2001      2001
                                                 ------    ------    ------    ------    ------    ------    ------    ------
Sales, net(1)                                     100%      100%      100%      100%      100%      100%      100%      100%
Cost of goods sold                                 65        65        64        67        67        67        69        73
                                                 ------    ------    ------    ------    ------    ------    ------    ------
GROSS PROFIT                                       35        35        36        33        33        33        31        27

Operating Expenses:
Selling, general and administrative(1)             23        21        26        24        20        18        24        21
Research and development                            9         6        10         6         4         4         5         5
Other charges(2)                                   --        --        --        14        --        --        --        --
                                                 ------    ------    ------    ------    ------    ------    ------    ------
OPERATING (LOSS) INCOME                             3         8        --       (11)        9        11         2         1

Net (loss) gain from investments                   --        --        (4)      (16)       --        --        (9)      (32)
Interest income (expense) and other, net            1         1         1         1        --         1        --        --
                                                 ------    ------    ------    ------    ------    ------    ------    ------
(LOSS) INCOME BEFORE INCOME
TAXES AND MINORITY INTEREST                         4         9        (3)      (26)        9        12        (7)      (31)

Provision for income taxes                         (1)       (1)       --        (1)       (1)       (1)       --        --
Minority interest in (income) loss                 --        --        --        --        --        --        --        --
                                                 ------    ------    ------    ------    ------    ------    ------    ------
NET (LOSS) INCOME                                   3%        8%       (3)%     (27)%       8%       11%       (7)%     (31)%
                                                 ======    ======    ======    ======    ======    ======    ======    ======

1. Since the quarter ended March 31, 2002, Creative has adopted EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior quarters' financial data have been reclassified to conform to this presentation.

2. Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs.


GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative's Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

Net sales for the third quarter of fiscal 2003 decreased by 17% compared to the same quarter in the prior fiscal year. The lower net sales was mainly attributed to the difficult global economic climate. Audio product sales (Sound Blaster audio cards and chipsets) in the third quarter of fiscal 2003 decreased by 27% compared to the same quarter in fiscal 2002. The decrease was primarily attributable to a continued decline in sales to the system integrator market and a drop off in low-end audio products. As a percentage of sales, audio product sales decreased from 39% in the third quarter of fiscal 2002 to 34% in the third quarter of fiscal 2003. Sales of speakers in the third quarter of fiscal 2003 decreased by 7% compared to the same quarter in the prior fiscal year mainly due to the reduction in sales of non-multimedia speakers. But as a percentage of sales, speaker sales has increased from 22% of sales in the third quarter of fiscal 2002 to 25% of sales in the third quarter of fiscal 2003 due to high demand for new models of multi-media speakers. Sales of personal digital entertainment ("PDE") products, which includes digital audio players and digital cameras, increased by 89% in the third quarter of fiscal 2003 compared to the same quarter in the prior fiscal year and represented 19% of sales in the third quarter of fiscal 2003 compared to 8% of sales in the same quarter in fiscal 2002. The substantial increase was driven by strong demand for the NOMAD MuVo and NOMAD Jukebox Zen. Sales of graphics and video products in the third quarter of fiscal 2003 was 34% higher than the same quarter in the prior fiscal year and represented 11% of sales in the third quarter of fiscal 2003, compared to 7% in the same quarter in fiscal 2002. The increase was primarily due to sales of graphic cards from 3Dlabs Inc. ("3Dlabs"), which was acquired by Creative in May 2002. Sales of multimedia upgrade kits ("MMUK"), including data storage kits, decreased by 89% in the third quarter of fiscal 2003 compared to the same quarter in fiscal 2002 and comprised 1% of sales in the third quarter of fiscal 2003 compared to 4% of sales in the same quarter in the prior fiscal year. The reduction in MMUK sales is in line with Creative's current business strategy of de-emphasizing lower-margin products. Sales of other products, which include communication products, music products, accessories and other miscellaneous items, decreased from 20% of sales in the third quarter of fiscal 2002 to 10% of sales in the same quarter of fiscal 2003.

Gross profit, as a percentage of sales, was 35% in the third quarter of fiscal 2003 compared to 33% in the same quarter in the prior fiscal year. This improvement in gross profit was primarily a result of Creative's business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

Selling, general and administrative ("SG&A") expenses decreased marginally by 4% in the third quarter of fiscal 2003 compared to the same quarter in the prior fiscal year and, as a percentage of sales, were 23% in the third quarter of fiscal 2003, compared to 20% in the same quarter of fiscal 2002. Creative has been focusing on reducing its operating expenses. However, its SG&A expenses in the third quarter of fiscal 2003 were reduced by only 4% compared to the third quarter of fiscal 2002 because of the addition of operating expenses incurred by 3Dlabs. Creative's research and development ("R&D") expenses as a percentage of sales increased from 4% of sales in the third quarter of fiscal 2002 to 9% of sales in the same quarter of fiscal 2003. The increase mainly consisted of higher R&D expenses incurred by 3Dlabs to develop advanced, next-generation graphic chips.

Net investment gains for both the third quarter of fiscal 2003 and the third quarter of fiscal 2002 were negligible. For the third quarter of fiscal 2003, it comprised a net gain of $2.5 million from sales of investments offset by permanent write-downs of quoted and unquoted investment of $2.4 million. In the third quarter of fiscal 2002, net gain from sales of investments was $0.15 million and permanent write-downs of quoted investments was $0.02 million. Interest and other income increased by $0.7 million to $0.9 million in the third quarter of fiscal 2003 compared to $0.2 million in the same quarter of the prior fiscal year. The increase were mainly due to an exchange gain of $2.1 million in the third quarter of fiscal 2003 compared to an exchange loss of $0.4 million in the third quarter of fiscal 2002, offset partially by an increased in share of associates' losses of $1.3 million in the third quarter of fiscal 2003 versus $0.02 million losses in the third quarter of fiscal 2002.

The tax provision as a percentage of operating income remained at 10% for both the third quarter of fiscal 2003 and the same quarter in the prior fiscal year.

NINE MONTHS ENDED MARCH 31, 2003 COMPARED TO NINE MONTHS ENDED MARCH 31, 2002

Sales for the first nine months of fiscal 2003 decreased by 11% compared with the first nine months of the prior fiscal year. The lower revenue was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales (Sound Blaster audio cards and chipsets) declined by 34% compared with the first nine months of the prior fiscal year and, as a percentage of sales, represented 34% of sales in the nine-month period ended March 31, 2003, compared to 46% of sales in the comparable period in the prior fiscal year. The decrease in audio sales was primarily due to the decline in sales to the system integrator market and a drop off in sales of low-end audio products. Sales of speakers decreased marginally by 2% in the first nine months of fiscal year 2003 compared to the same period in prior fiscal year mainly due to the reduction in sales of non-multimedia speakers. But as a percentage of sales, speaker sales was 23% of sales in the first nine months of fiscal 2003 compared to 21% in the first nine months of fiscal 2002 due to high demand for new models of multi-media speakers. Sales of PDE products, which include digital audio players and digital cameras, increased by 85% compared to the first nine months of fiscal 2002 and comprised 18% of sales for the first nine months of fiscal 2003 compared with 8% of sales in the comparable period in fiscal 2002. The significant increase was driven by the strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen late in the second quarter of fiscal 2003. Sales of video and graphics products in the first nine months of fiscal 2003 more than double compared to the first nine months of prior fiscal year, and as a percentage of sales, increased from 5% to 12% of sales. The significant increase in graphic card sales was primarily due to sales of graphic cards from 3Dlabs which was acquired by Creative in May 2002. MMUK sales, which also include sales of data storage products, declined by 83% in the first nine months of fiscal 2003 compared to the first nine months of fiscal 2002, and were 1% of sales in the first nine months of fiscal 2003, compared with 6% of sales for the same period in fiscal 2002. The reduction in MMUK sales is in line with Creative's current business strategy of de-emphasizing lower margin products. Sales of other products, which include accessories, music products, communication products and other miscellaneous items as a percentage of sales was 12% of sales in the first nine months of fiscal 2003 compared with 14% in the corresponding period in the last fiscal year.

Gross profit for the nine-month period ended March 31, 2003 increased to 36% of sales compared to 32% in the nine-month period ended March 31, 2002. This improvement in gross profit was primarily a result of Creative's business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

SG&A expenses for the nine-month period ended March 31, 2003 increased marginally by 1% compared to the same period in the prior fiscal year. As a percentage of sales, SG&A expenses were 23% of sales for the nine-month period ended March 31, 2003 and 20% for the same period in the prior fiscal year. Creative has been focusing on reducing its operating expenses and the increase in SG&A expenses was primarily due to the addition of operating expenses incurred by 3Dlabs. R&D expenses as a percentage of sales increased from 4% for the nine-month period ended March 31, 2002 to 8% in the nine month period ended March 31, 2003, mainly relating to the higher R&D expenses incurred by 3Dlabs.

Net investment loss of $6.1 million for the nine-month period ended March 31, 2003 comprised $11.6 million in write-downs of quoted and unquoted investments, offset partially by a $5.5 million net gain from sales of investments. Net investment loss of $15.6 million for the nine-month period ended March 31, 2002, included $20.0 million losses from write-downs of quoted and unquoted investments, offset partially by net gains from sale of investments of $4.4 million. Interest and other income for the first nine months of fiscal 2003 was about the same as that for the same period in the prior fiscal year at $2.9 million.

The tax provision for the first nine months of fiscal year 2003 as a percentage of operating income remained the same at 10% compared to the same period in the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2003 increased by $35.0 million to $201.9 million, compared to the balance of $166.9 million at June 30, 2002. Cash generated by operating activities of $68.7 million was mainly due to net income of $18.7 million, adjustments for non-cash items of $33.1 million, $26.7 million net decrease in accounts receivable and other assets and prepaids, and $8.5 million net decrease in inventory. A portion of the contribution was offset by a net decrease of $10.9 million in accounts payable and accrued and other liabilities, and a reduction in income tax provision by $8.0 million. The $33.1 million of adjustments in non-cash items to net income include depreciation and amortization of $23.0 million and write-downs of investments and other non-current assets of $11.6 million. The $11.6 million utilized in investing activities comprised primarily capital expenditures of $11.1 million, purchase of investments of $5.3 million and additional investments in associates of $4.4 million, offset partially by $9.2 million in proceeds from the sale of investments. Cash used in financing activities of $22.2 million was mainly due to dividend payments of $21.9 million to shareholders and minority interest, a $6.7 million decrease in minority shareholders loan and equity balance, a $4.0 million buyout of minority interest, offset partially by a net increase in long-term obligations of $7.6 million and proceeds of $2.8 million from the exercise of share options.

As of March 31, 2003, in addition to its cash reserves and excluding a long-term loan, Creative had unutilized credit facilities totaling approximately $90.0 million for overdrafts, guarantees, letters of credit and fixed short-term loan. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative's existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative's operating results.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of March 31, 2003:

                                                                    PAYMENTS DUE BY PERIOD (US$'000)
                                                    --------------------------------------------------------------------
                                                                   LESS THAN       1 TO 3         4 TO 5         AFTER 5
CONTRACTUAL OBLIGATIONS                              TOTAL          1 YEAR          YEARS          YEARS          YEARS
-----------------------                             --------       ---------       -------        -------        -------
Long Term Debt                                      $ 39,187        $ 3,391         15,448          6,782         13,566
Capital Lease Obligations                              4,643          2,616          1,969             58             --
Operating Leases                                      42,830         10,998         14,333          3,948         13,551
Unconditional Purchase Obligations                    35,125         35,125             --             --             --
Other Long Term Obligations                              921            921             --             --             --
                                                    --------       ---------       -------        -------        -------
TOTAL CONTRACTUAL CASH OBLIGATIONS                  $122,706        $53,051        $31,750        $10,788        $27,117
                                                    ========        =======        =======        =======        =======

As of March 31, 2003, Creative has utilized approximately $1.8 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. Creative has adopted the requirements in this Interpretation, which are effective for financial statements of periods ending after December 15, 2002. The adoption of this statement has no significant impact on Creative's results of operations and financial position.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. Creative does not expect the adoption of FIN 46 to have any significant impact on its financial position.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 establishes criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria considers whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. Creative does not expect the adoption of EITF 00-21, which is effective for revenue agreements entered into in fiscal years beginning after June 15, 2003, to have any significant impact on its financial position, results of operations and cash flows.


ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EQUITY PRICE RISKS: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative's investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of March 31, 2003, would have a $2.8 million adverse effect on Creative's results of operations and financial position. Creative's results of operations for the nine months period ended March 31, 2003 included $11.6 million of losses from write-downs of quoted and unquoted investments.

INTEREST RATE RISK: Changes in interest rates could impact Creative's anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative's future operating results and cash flows.

FOREIGN CURRENCY EXCHANGE RISK IN THE RATE OF EXCHANGE OF REPORTING CURRENCY RELATIVE TO US$: The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at March 31, 2003. Included in interest and other expenses for the three and nine month periods ended March 31, 2003, are exchange gains of $2.1 million and $3.2 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at March 31, 2003, expressed in US$ per one S$ and Euro were 0.5652 and 1.0694, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CREATIVE TECHNOLOGY LTD.


                                                 /s/ NG KEH LONG
                                             ------------------------
                                                    NG KEH LONG
                                              CHIEF FINANCIAL OFFICER
                                                DATE: JULY 2, 2003